Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2017

Revenue was $751.2 million in 2Q17, a decrease of 5.3% QoQ from $793.1 million in 1Q17 and an increase of 8.8% YoY from $690.2 million in 2Q16.
Gross profit was $194.1 million in 2Q17, compared to $220.8 million in 1Q17 and $217.8 million in 2Q16.
Gross margin was 25.8% in 2Q17, compared to 27.8% in 1Q17 and 31.6% in 2Q16.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on August 8, 2017, in relation to its unaudited results for the three months ended June 30, 2017.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Beijing, China – August 8, 2017. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2017.

Third Quarter 2017 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to be flat to up by 3% QoQ.
Gross margin to range from 22% to 24%.
Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters, to range from $179 million to $185 million.
Non-controlling interests of our majority-owned subsidiaries to range from zero to positive $3 million (losses to be borne by non-controlling interests).

Dr. Haijun Zhao, SMIC’s Chief Executive Officer, commented, “Our second quarter revenue grew 8.8% year over year and declined 5.3% quarter over quarter. Most of our year over year growth, by application, came from automotive and industrial, and by device, from CMOS image sensors, NOR flash, application processors and power IC.

This year our team continues to ramp up 28nm, which will be one of our primary growth drivers. 28nm grew 12-fold year over year and 24.8% quarter over quarter, and is on track to reach high single-digits contribution by Q4 this year. In addition, we are happy to see that fingerprint sensors have begun to pick up strongly. We also see continued growth in flash memory and collaborate closely with our clients to capture opportunities in new handset models, IOT, automotive, and industrial segments.

Our sustainable profitability strategy remains: to fully utilize existing assets, differentiate technology, and advance technology to serve the migration of our customers’ products. First, we must work to expand our cooperation with existing customers. Second, we aim for excellence in mature technology. Third, we aim to improve specialty platforms in which we already hold good market share, such as CIS, special MCU, flash memory and others.

Although the near-term outlook is not as seasonally expected, we work diligently to maintain our position as the foundry-of-choice in China. Through deepening cooperation with customers, enhancing product quality/service/and offerings, SMIC is in a great position to benefit from the broad-based growth in the semiconductor market.”

Conference Call / Webcast Announcement

Date: August 9, 2017
Time: 8:30 a.m. Beijing time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or https://edge.media-server.com/m6/p/q2xnqwzi.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2017 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC’s reliance on a small number of customers, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2017, especially in the “Risk Factors” section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes third quarter 2017 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Second Quarter 2017 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q17	1Q17	QoQ	2Q16	YoY
Revenue	751,193	793,085	-5.3%	690,221	8.8%
Cost of sales	(557,061)	(572,266)	-2.7%	(472,407)	17.9%

Gross profit	194,132	220,819	-12.1%	217,814	-10.9%
Operating expenses	(172,500)	(143,433)	20.3%	(102,394)	68.5%

Profit from operations	21,632	77,386	-72.0%	115,420	-81.3%
Other income (expense), net	14,540	(12,371)	—	(20,632)	—

Profit before tax	36,172	65,015	-44.4%	94,788	-61.8%
Income tax expense	(2,856)	(802)	256.1%	(297)	861.6%

Profit for the period	33,316	64,213	-48.1%	94,491	-64.7%
Other comprehensive income (loss):
Exchange differences on translating foreign operations	6,296	2,773	127.0%	(6,907)	—
Change in value of available-for-sale financial assets	(1,050)	(809)	29.8%	(92)	1041.3%
Cash flow hedges	5,879	24,239	-75.7%	—	—
Actuarial gains and losses on defined benefit plans	(112)	200	—	—	—
Others	(131)	—	—	(4)	3175.0%

Total comprehensive income for the period	44,198	90,616	-51.2%	87,488	-49.5%

Profit (loss) for the period attributable to:
SMIC	36,271	69,791	-48.0%	97,643	-62.9%
Non-controlling interests	(2,955)	(5,578)	-47.0%	(3,152)	-6.3%

Profit for the period	33,316	64,213	-48.1%	94,491	-64.7%
Gross margin	25.8%	27.8%	—	31.6%	—
Earnings per ordinary share(1) Basic	0.01	0.02		0.02
Diluted	0.01	0.01		0.02
Earnings per ADS(2) Basic	0.04	0.08		0.12
Diluted	0.04	0.07		0.11
Wafers shipped (in 8” equivalent wafers)	1,014,158	1,095,761		934,861
Capacity utilization(3)	85.7%	91.8%		97.9%

Note:

(1)	Based on weighted average ordinary shares of 4,650 million (basic) and 5,061 million (diluted) in 2Q17, 4,483 million (basic) and 5,064 million (diluted) in 1Q17, and 4,218 million (basic) and 4,635 million (diluted) in 2Q16. The basic and diluted earnings per share for 2Q16 have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of par value of $0.0004 each consolidated into one consolidated share of par value of $0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”)

(2)	Each ADS represents 5 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue decreased by 5.3% QoQ from $793.1 million in 1Q17 to $751.2 million in 2Q17 mainly due to a decrease of wafer shipment in 2Q17.
Cost of sales was $557.1 million in 2Q17, down 2.7% QoQ from $572.3 million in 1Q17.
Gross profit was $194.1 million in 2Q17, a decrease of 12.1% QoQ from $220.8 million in 1Q17.
Gross margin was 25.8% in 2Q17, as compared to 27.8% in 1Q17, primarily due to lower fab utilization in 2Q17.
Operating expenses were $172.5 million in 2Q17, an increase of 20.3% QoQ from $143.4 million in 1Q17, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
Other income (expense), net was $14.5 million gain in 2Q17, as compared to $12.4 million loss in 1Q17. The change was mainly due to the reasons stated in Other Income (Expense), Net below.
Cash flow hedges were $5.9 million gain in 2Q17, as compared to $24.2 million gain in 1Q17. This relates to the temporary changes in connection with the fair value of the cross currency swap contracts designated as effective cash flow hedge. Please refer to the Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income – Note (3) on page 15 for details.

Analysis of Revenue

Revenue Analysis
By Application	2Q17	1Q17	2Q16
Computer	6.0%	6.4%	4.3%
Communications	43.7%	45.6%	49.9%
Consumer	37.4%	37.4%	38.8%
Auto/Industrial	8.1%	6.6%	1.3%
Others	4.8%	4.0%	5.7%
By Service Type	2Q17	1Q17	2Q16

Wafers	96.8%	97.0%	95.8%
Mask making, testing, others	3.2%	3.0%	4.2%
By Geography	2Q17	1Q17	2Q16

North America	41.8%	38.4%	26.5%
China(1)	45.3%	46.6%	52.0%
Eurasia(2)	12.9%	15.0%	21.5%
Wafer Revenue Analysis

By Technology	2Q17	1Q17	2Q16

28 nm	6.6%	5.0%	0.6%
40/45 nm	19.1%	20.0%	23.1%
55/65 nm	23.6%	22.0%	20.4%
90 nm	1.4%	1.3%	2.3%
0.11/0.13 µm	17.1%	15.4%	9.8%
0.15/0.18 µm	29.4%	33.7%	40.8%
0.25/0.35 µm	2.8%	2.6%	3.0%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab	2Q17	1Q17
Shanghai 200mm Fab	112,000	110,000
Shanghai 300mm Fab	45,000	45,000
Beijing 300mm Fab	112,500	108,000
Tianjin 200mm Fab	45,000	45,000
Shenzhen 200mm Fab	32,000	31,000
Majority-Owned Beijing 300mm Fab	51,750	42,750
Majority-Owned Avezzano 200mm Fab	40,000	40,000

Total monthly wafer fabrication capacity	438,250	421,750

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 438,250 8-inch equivalent wafers in 2Q17 from 421,750 8-inch equivalent wafers in 1Q17, primarily because of the capacity expansion in our Beijing 300mm fab and our majority-owned Beijing 300mm fab in 2Q17.

Shipment and Utilization

8” equivalent wafers	2Q17	1Q17	QoQ	2Q16	YoY
Wafer shipments	1,014,158	1,095,761	-7.4%	934,861	8.5%
Utilization rate(1)	85.7%	91.8%	—	97.9%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q17	1Q17	QoQ	2Q16	YoY
Cost of sales	557,061	572,266	-2.7%	472,407	17.9%
Depreciation	171,814	180,035	-4.6%	127,989	34.2%
Other manufacturing costs	384,033	391,327	-1.9%	342,962	12.0%
Share-based compensation	1,214	904	34.3%	1,456	-16.6%
Gross profit	194,132	220,819	-12.1%	217,814	-10.9%
Gross margin	25.8%	27.8%	—	31.6%	—

Cost of sales was $557.1 million in 2Q17, down 2.7% QoQ from $572.3 million in 1Q17 mainly due to lower wafer shipments in 2Q17.
Depreciation within the cost of sales decreased by 4.6% to $171.8 million in 2Q17, compared to $180.0 million in 1Q17.
Other manufacturing costs within the cost of sales decreased by 1.9% to $384.0 million in 2Q17, compared to $391.3 million in 1Q17.
Gross profit was $194.1 million in 2Q17, a decrease of 12.1% QoQ from $220.8 million in 1Q17.
Gross margin was 25.8% in 2Q17, as compared to 27.8% in 1Q17, primarily due to lower fab utilization in 2Q17.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q17	1Q17	QoQ	2Q16	YoY
Operating expenses	172,500	143,433	20.3%	102,394	68.5%
Research and development, net	111,158	107,805	3.1%	64,526	72.3%
General and administrative	54,199	39,394	37.6%	33,496	61.8%
Selling and marketing	9,441	10,375	-9.0%	8,228	14.7%
Other operating income	(2,298)	(14,141)	-83.7%	(3,856)	-40.4%

R&D expenses increased by $3.4 million QoQ to $111.2 million in 2Q17, compared to $107.8 million in 1Q17. Excluding the funding of R&D contracts from the government, R&D expenses increased by $5.4 million QoQ to $127.3 million in 2Q17. The change was mainly due to higher level of R&D activities in 2Q17. Funding of R&D contracts from the government was $16.1 million in 2Q17, compared to $14.1 million in 1Q17.

General and administrative expenses increased by 37.6% to $54.2 million in 2Q17, compared to $39.4 million in 1Q17. The change was mainly due to 1) more share-based compensation payment accrued in 2Q17 and 2) the start-up cost relating to our new project in Shenzhen.

The decrease in other operating income was mainly due to less government funding received in 2Q17.

Other Income (Expense), Net

Amounts in US$ thousands	2Q17	1Q17	QoQ	2Q16	YoY
Other income (expense), net	14,540	(12,371)	—	(20,632)	—
Interest income	6,655	5,593	19.0%	1,788	272.2%
Finance costs	(9,549)	(11,958)	-20.1%	(5,991)	59.4%
Foreign exchange gains or losses	(7,399)	(2,802)	164.1%	5,335	—
Other gains or losses, net	27,120	2,167	1151.5%	(17,801)	—
Share of loss of investment using equity method	(2,287)	(5,371)	-57.4%	(3,963)	-42.3%

The increase in other gains or losses, net was mainly due to the gain arising from the below Disposal Agreement and Subscription Agreement.

On April 27, 2016, Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and the Group recorded its ownership interest of JCET as investment in associate.

Depreciation and Amortization

Amounts in US$ thousands	2Q17	1Q17	QoQ	2Q16	YoY
Depreciation and amortization	241,045	235,400	2.4%	168,908	42.7%

Liquidity

Amounts in US$ thousands	2Q17	1Q17
Cash and cash equivalent	876,118	1,552,043
Restricted cash	344,100	280,771
Other financial assets(1)	516,002	557,040
Trade and other receivables	722,911	705,265
Prepayment and prepaid operating expenses	53,061	57,889
Inventories	577,179	503,801
Assets classified as held-for-sale	49,654	45,421
Total current assets	3,139,025	3,702,230
Current tax liabilities	1,112	539
Other financial liabilities	—	2,900
Accrued liabilities	179,597	185,681
Deferred government funding	146,071	120,178
Short-term notes	—	87,097
Short-term Borrowings	305,898	204,973
Trade and other payables	1,268,158	1,039,224
Total current liabilities	1,900,836	1,640,592
Cash Ratio(2)	0.5x	0.9x
Quick Ratio(3)	1.3x	1.9x
Current Ratio(4)	1.7x	2.3x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	2Q17	1Q17
Cash and cash equivalent	876,118	1,552,043
Restricted cash- current	344,100	280,771
Restricted cash- non current	12,788	18,278
Other financial assets(1)	516,002	557,040
Short-term borrowings	305,898	204,973
Long-term borrowings	1,456,108	1,369,482
Short-term notes	—	87,097
Medium-term notes	219,370	216,172
Convertible bonds	402,549	398,879
Corporate bonds	495,789	495,344
Total debt	2,879,714	2,771,947
Net debt(2)	1,487,594	662,864
Equity	5,945,084	5,890,890
Total debt to equity ratio(3)	48.4%	47.1%
Net debt to equity ratio(4)	25.0%	11.3%

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	2Q17	1Q17
Net cash from operating activities	245,219	146,923
Net cash used in investing activities	(1,001,407)	(848,870)
Net cash from financing activities	80,928	125,920
Effect of exchange rate changes	(665)	2,059
Net change in cash and cash equivalent	(675,925)	(573,968)

Capex Summary

Capital expenditures were $781.7 million in 2Q17, compared to $727.0 million in 1Q17.
The planned 2017 capital expenditures for foundry operations are approximately $2.3 billion, of which approximately $0.9 billion is expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab.
The planned 2017 capital expenditures for non-foundry operations are approximately $70 million, mainly for the construction of employees’ living quarters.

Recent Highlights and Announcements

Connected Transaction — Provisions of Guarantees (2017-07-31)
Connected Transaction — Capital Contribution to A Joint Venture (2017-07-20)
Notification of Board Meeting (2017-07-20)
Change of Company Secretary and Authorised Representative (2017-07-03)
Poll Results of the Annual General Meeting Held on June 23, 2017 (2017-06-23)
Update on the Discloseable Transaction and Connected Transaction in Relation to (1) Disposal
of 19.61% Equity Interest in Suzhou Changdian Xinke Investment Co., Ltd. by Siltech Shanghai
to JCET and Issue of A Shares to Siltech Shanghai by JCET and (2) Private Placement of A
Shares to Siltech Shanghai by JCET (2017-06-19)
5th Anniversary of “SMIC Liver Transplant Program” — Cumulative Donation Exceeding RMB 15
million and 200 Children Saved (2017-06-13)
Closure of Register of Members (2017-06-07)
Clarification Announcement in Respect of the Proxy Form for the Annual General Meeting to be
Held on Friday, June 23, 2017 (2017-05-31)
Circular — Notification Letter and Request Form for Non-registered Shareholders (2017-05-23)
Circular — Notification Letter for Registered Shareholders (2017-05-23)
Notice of Annual General Meeting (2017-05-23)
Form of Proxy for Use at the Annual General Meeting to be Held on June 23, 2017 (2017-05-23)
Circular — Proposals for Re-election of Directors, General Mandates to Issue and Repurchase
Shares, Increase in Authorised Share Capital, Share Premium Reduction, Non-exempt Connected
Transactions — Proposed Grants of Restricted Share Units to Directors and Former Chief
Executive Officer, Proposed Payment to Former Chief Executive Officer and Notice of Annual
General Meeting (2017-05-23)
(1) grant of Share Options and (2) non-exempt Connected Transaction — Proposed Grant of
Restricted Share Units to Former Chief Executive Officer (2017-05-22)
Grant of Options (2017-05-22)
Update on the Discloseable Transaction and Connected Transaction in Relation to (1) Disposal
of 19.61% Equity Interest in Suzhou Changdian Xinke Investment Co., Ltd.* by Siltech
Shanghai to JCET and Issue of A Shares to Siltech Shanghai by JCET and (2) Private Placement
of A Shares to Siltech Shanghai by JCET (2017-05-11)
SMIC Transitions CEO Responsibility to Dr. Haijun Zhao While Dr. Tzu-Yin Chiu Stays as Vice
Chairman and Non-Executive Director (2017-05-10)
List of Directors and Their Roles and Functions (2017-05-10)
SMIC Reports Unaudited Results for the Three Months Ended March 31, 2017 (2017-05-10)
Change of Chief Executive Officer, Appointment of Non-executive Vice Chairman and
Re-designation of Director (2017-05-10)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2017-04-27)
Circulars — Notification Letter for Registered Shareholders (2017-04-27)
Circulars — Notification Letter and Change Request Form to Registered Holders (2017-04-27)
Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of
Receipt and Language of Corporate Communication (2017-04-27)
Clarification Announcement (2017-04-24)
Proposed Increase in Authorised Share Capital (2017-04-21)
Proposed Share Premium Reduction (2017-04-21)
Notification of Board Meeting (2017-04-21)
Compensation Committee Charter (2017-04-18)
(1) Grant of Share Options and (2) Non-exempt Connected Transactions — Proposed Grant of
Restricted Share Units to Directors and Chief Executive Officer (2017-04-05)
Grant of Options (2017-04-05)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2017	March 31, 2017
	(Unaudited)	(Unaudited)
Revenue	751,193	793,085
Cost of sales	(557,061)	(572,266)

Gross profit	194,132	220,819

Research and development expenses, net	(111,158)	(107,805)
General and administration expenses	(54,199)	(39,394)
Sales and marketing expenses	(9,441)	(10,375)
Other operating income (expense), net	2,298	14,141
Operating expenses	(172,500)	(143,433)
Profit from operations	21,632	77,386
Other income (expense), net	14,540	(12,371)
Profit before tax	36,172	65,015
Income tax expense	(2,856)	(802)

Profit for the period	33,316	64,213

Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	6,296	2,773
Change in value of available-for-sale financial assets	(1,050)	(809)
Cash flow hedges(3)	5,879	24,239
Others	(131)	—

Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(112)	200
Total comprehensive income for the period	44,198	90,616

Profit (loss) for the period attributable to:
Owners of the Company	36,271	69,791
Non-controlling interests	(2,955)	(5,578)

	33,316	64,213

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	46,868	96,029
Non-controlling interests	(2,670)	(5,413)

	44,198	90,616

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.01	0.02
Diluted	0.01	0.01
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.04	0.08
Diluted	0.04	0.07
Shares used in calculating basic earnings per share	4,649,709,400	4,482,664,498
Shares used in calculating diluted earnings per share	5,060,774,133	5,064,082,373

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(186,785)	(164,503)

EBITDA(2)	286,766	312,373

EBITDA margin(2)	38.2%	39.4%

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(172,500)	(143,433)	(102,394)
Employee bonus accrual	3,428	6,713	5,769
Government funding	(18,702)	(26,750)	(13,550)
Loss (gain) from the disposal of living quarters	989	(1,033)	(3,236)

Non-GAAP operating expenses	(186,785)	(164,503)	(113,411)

(2)	EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	33,316	64,213	94,491
Finance costs	9,549	11,958	5,991
Depreciation and amortization	241,045	235,400	168,908
Income tax expense	2,856	802	297

EBITDA	286,766	312,373	269,687

Profit margin	4.4%	8.1%	13.7%

EBITDA margin	38.2%	39.4%	39.1%

(3)	For the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes, the Group entered into cross currency swap contracts with a term fully matching the repayment schedule of these RMB denominated liabilities. These cross-currency swap contracts were designated as hedging instrument of cash flow hedges since 4Q16. The effective portion of changes in fair value of the cross currency swap contracts is recognized in other comprehensive income, which are reclassified to profit or loss in the period when the RMB denominated liabilities affect profit or loss in response to foreign exchange fluctuation.

. As of
	June 30, 2017	March 31, 2017
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,482,526	5,935,180
Land use right	98,604	98,978
Intangible assets	234,976	243,195
Investments in associates	737,111	236,405
Investments in joint ventures	14,588	14,431
Deferred tax assets	46,538	46,179
Derivative financial instrument	-	33,205
Other financial assets	4,120	1,241
Restricted cash	12,788	18,278
Other assets	31,374	32,793

Total non-current assets	7,662,625	6,659,885

Current assets
Inventories	577,179	503,801
Prepayment and prepaid operating expenses	53,061	57,889
Trade and other receivables	722,911	705,265
Other financial assets	516,002	557,040
Restricted cash	344,100	280,771
Cash and cash equivalent	876,118	1,552,043

	3,089,371	3,656,809
Assets classified as held-for-sale	49,654	45,421

Total current assets	3,139,025	3,702,230

TOTAL ASSETS	10,801,650	10,362,115

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,650,874,001 and 4,647,406,717 shares issued and outstanding at June 30, 2017 and March 31, 2017, respectively	18,603	18,590
Share premium(1)	4,474,996	5,382,331
Reserves	100,736	83,784
Retained earnings (accumulated deficit)(1)	106,062	(841,058)

Equity attributable to owners of the Company	4,700,397	4,643,647
Non-controlling interests	1,244,687	1,247,243

Total equity	5,945,084	5,890,890

Non-current liabilities
Borrowings	1,456,108	1,369,482
Convertible bonds	402,549	398,879
Bonds payable	495,789	495,344
Medium-term notes	219,370	216,172
Deferred tax liabilities	18,353	15,987
Deferred government funding	305,998	251,998
Other financial liabilities	27,792	43,750
Other liabilities	29,771	39,021
Total non-current liabilities	2,955,730	2,830,633

Current liabilities
Trade and other payables	1,268,158	1,039,224
Borrowings	305,898	204,973
Short-term notes	-	87,097
Deferred government funding	146,071	120,178
Accrued liabilities	179,597	185,681
Other financial liabilities	-	2,900
Current tax liabilities	1,112	539
Total current liabilities	1,900,836	1,640,592

Total liabilities	4,856,566	4,471,225

TOTAL EQUITY AND LIABILITIES	10,801,650	10,362,115

Note:

(1)	In 2Q17, the Board proposed to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016. The proposed share premium reduction has been approved by the shareholders at the Annual General Meeting held on June 23, 2017.

For the three months ended
	June 30, 2017	March 31, 2017
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	33,316	64,213
Depreciation and amortization	241,045	235,400
Share of loss of investment using equity method	2,287	5,371
Changes in working capital and others	(31,429)	(158,061)

Net cash from operating activities	245,219	146,923

Cash flow from investing activities:
Payments for property, plant and equipment	(626,325)	(613,459)
Payments for intangible assets	(11,951)	(17,177)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	5,004	254,050
Changes in restricted cash relating to investing activities	9,419	53,942
Payments to acquire financial assets	(95,813)	(547,657)
Proceeds on sale of financial assets	139,989	22,449
Payment to acquire long-term investment	(421,730)	(1,018)
Net cash used in investing activities	(1,001,407)	(848,870)

Cash flow from financing activities:
Proceeds from borrowings	176,737	352,821
Repayment of borrowings	(9,261)	(229,264)
Repayment of short-term notes	(87,858)	—
Proceeds from exercise of employee stock options	1,310	2,363
Net cash from financing activities	80,928	125,920

Effects of exchange rate changes on the balance of cash held in foreign currencies	(665)	2,059

Net increase in cash and cash equivalent	(675,925)	(573,968)
Cash and cash equivalent, beginning of period	1,552,043	2,126,011
Cash and cash equivalent, end of period	876,118	1,552,043

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Tzu-Yin Chiu (Vice Chairman)
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
Lip-Bu Tan
William Tudor Brown
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Haijun Zhao
Chief Executive Officer

Beijing, PRC
August 8, 2017